FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Appointment of Vice President Exploration

Toronto, Ontario (September 18, 2018) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the appointment of Chris Rockingham as its Vice President, Exploration.
Mr. Rockingham has more than 30 years of extensive exploration experience focused on precious and base metal deposits in various geological, geographic and cultural settings in North and South America. He most recently served as Vice President, Exploration at AuRico Metals where he played a key role in the exploration program, Environmental Assessment approval and Impact Benefit Agreements for the Kemess Underground project. Prior to that, Mr. Rockingham was Vice President of Exploration and Business Development with AuRico Gold and before that Northgate Minerals. In these roles, he was part of the team that identified, explored and developed the Young-Davidson mine into one of the largest underground gold reserves in Canada.
He holds a Master of Science degree in Geology from the University of Western Ontario and a Master of Business Administration degree (with distinction) from the Richard Ivey School of Business.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

1 | Alamos Gold Inc